SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

      Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by:   Southwestern Public Service Company

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1.   Type of the security or securities: unsecured notes - standby credit agreement
2.   Issue, renewal or guaranty:   renewal
3.   Principal amount of each security:   $45,140,068.50
4. Rate of interest per annum of each security: Any Base Rate advance from time to time outstanding shall bear interest at a varying rate per annum equal to the lesser of (a) the highest Lawful Rate or (b) the Base Rate from the date of such Base Rate Advance until maturity. Any Eurodollar Rate Advance from time to time outstanding shall bear interest at a rate per annum equal to the lesser of (a) the Highest Lawful Rate or (b) the Eurodollar Rate applicable to such Interest Period plus the Applicable Margin.
5.   Date of issue, renewal or guaranty of each security:   June 29, 1998
6.   If renewal of security, give date of original issue:  July 1, 1991
7.   Date of maturity of each security:   less than 364 days
8.   Name of the person to whom each security was issued, renewed or guaranteed:
     UBS AG New York Branch
9.   Collateral given with each security, if any:  none
10.  Consideration received for each security:  $45,140,068.50
11. Application of proceeds of each security: The proceeds of the Advances made under the Standby Credit Agreement shall be used by Southwestern Public Service Company only to purchase Bonds (other than Bonds subject to a Fixed
     Rate) which have been tendered for purchase pursuant to Section 602(a) of the Bond Indenture. Under no circumstances may proceeds of the Advances be used for the purchase or payment of Bonds which have been accelerated pursuant to the provisions of Article 1002 of the Bond Indenture.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
     a) the provisions  contained in the first sentence of Section 6(b):
        Not applicable
     b) the provisions  contained in the fourth sentence of Section 6(b):
        Not applicable
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     c) the provisions contained in any rule of the commission other than Rule
        U-48:    X

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13.If the  security or  securities  were exempt from the  provisions  of Section
   6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
   Section 6(b)).
       Not applicable.
14.If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
       Not applicable.
15.If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.
      Rule 52

                                    Southwestern Public Service Company


                                    By:     /s/James D. Steinhilper
                                             James D. Steinhilper
                                                  Treasurer

Date: August 5, 1998